Exhibit 97.1

Codere Online

CLAWBACK POLICY

NOVEMBER 2023

Approved by Codere Online Luxembourg, S.A.’s Board of Directors

Codere Online	Clawback Policy	Policy ID	November 14, 2023
Legal & Compliance		Page	Page 1 of 9

Contents

1.	Purpose	2
2.	Scope	2
3.	Key Terms	3
4.	Clawback Provisions	4
5.	Administration	6
6.	Compliance and Reporting	8
7.	Effectiveness, Amendment and Review	8
8.	Exhibit A – Acknowledgment and Agreement to the Clawback Policy	9

Codere Online	Clawback Policy	Policy ID	November 14, 2023
Legal & Compliance		Page	Page 2 of 9

1.	PURPOSE

The Board of Directors (“Board”) of Codere Online Luxembourg, S.A. (the “Company”) has adopted this Clawback Policy (this “Policy”) to foster a culture of diligent and responsible management and to ensure that Incentive-Based Compensation (as defined below) paid or awarded by the Company and its subsidiaries (“Codere Online”) is based upon accurate financial data and disclosure.

This Policy outlines the procedures for recovering excess Incentive-Based Compensation from Executive Officers (as defined below) in all cases where the Company is required to prepare a Financial Restatement (as defined below) (the “Clawback Provisions”).

Each Executive Officer shall sign an Acknowledgement and Agreement to this Policy in the form attached hereto as Exhibit A as a condition to participation in any of the Company’s incentive-based compensation programs.

2.	SCOPE

This Policy applies to all individuals who are or were “Executive Officers”1 at any time during the relevant performance period for the Incentive-Based Compensation, including the Chief Executive Officer (CEO), Chief Financial Officer (CFO) and other key officers identified by the Board. For the avoidance of doubt, this Policy may apply to former Executive Officers that left the Company, retired or transitioned to an employee role (including after serving as an Executive Officer in an interim capacity) during the relevant period.

Any awards received by an Executive Officer before such person becomes an Executive Officer are also covered by this Policy, so long as the Executive Officer serves as an Executive Officer at some point during the performance period applicable to the award and receives Incentive-Based Compensation while serving as an Executive Officer.

[1]	“Executive Officers” for the purposes of this Policy includes the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function, any other officer who performs a policy-making function, and any other person who performs similar policy-making functions for the Company. Executive officers of the Company’s parent(s) or subsidiaries are deemed executive officers of the Company if they perform such policy-making functions for the Company.

Codere Online	Clawback Policy	Policy ID	November 14, 2023
Legal & Compliance		Page	Page 3 of 9

3.	KEY TERMS

“Financial Reporting Measure” means measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and all other measures that are derived wholly or in part from such measures (including both IFRS and non-IFRS measures). For purposes of this Policy, Financial Reporting Measures shall include stock price and total shareholder return (“TSR”), as well as any measures that are derived wholly or in part from stock price or TSR. A Financial Reporting Measure need not be presented within the financial statements or included in a filing with the SEC.

“Financial Restatement” means an accounting restatement (i) due to the material noncompliance by the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial restatements that is material to the previously issued financial statements (a “Big R” restatement), or (ii) that corrects an error that is not material to previously issued financial statements, but would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “little r” restatement). Notwithstanding the foregoing, none of the following changes to the Company’s financial statements represent error corrections and shall not be deemed an Financial Restatement: (a) retrospective application of a change in accounting principle; (b) retrospective revision to reportable segment information due to a change in the structure of the Company’s internal organization; (c) retrospective reclassification due to a discontinued operation; (d) retrospective application of a change in reporting entity, such as from a reorganization of entities under common control; and (e) retrospective revision for share splits, reverse share splits, share dividends or other changes in capital structure.

“Incentive-Based Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure.2

[2]

For purposes of this Policy, specific examples of Incentive-Based Compensation include, but are not limited to: non-equity incentive plan awards that are earned based wholly or in part on satisfaction of a Financial Reporting Measure goal; bonuses paid from a “bonus pool,” the size of which is determined, wholly or in part, based on satisfaction of a Financial Reporting Measure performance goal; other cash awards based on satisfaction of a Financial Reporting Measure performance goal; restricted stock, restricted stock units, performance share units, stock options and stock appreciation rights (“SARs”) that are granted or become vested, wholly or in part, on satisfaction of a Financial Reporting Measure performance goal; and proceeds received upon the sale of securities acquired through an incentive plan that were granted or vested based wholly or in part on satisfaction of a Financial Reporting Measure performance goal. For purposes of this Policy, Incentive-Based Compensation does not include any base salaries (except with respect to any salary increases earned wholly or in part based on satisfaction of a Financial Reporting Measure performance goal; bonuses paid solely at the discretion of the Board (or a committee thereof) that are not paid from a “bonus pool” that is determined by satisfying a Financial Reporting Measure goal; bonuses paid solely upon satisfying one or more subjective standards and/or completion of a specified employment period; non-equity incentive plan awards earned solely upon satisfying one or more strategic measures or operational measures; and equity awards that vest solely based on the passage of time and/or satisfaction of one or more non-Financial Reporting Measures.

Codere Online	Clawback Policy	Policy ID	November 14, 2023
Legal & Compliance		Page	Page 4 of 9

“Received” for the purposes of this Policy, Incentive-Based Compensation is “received” (or deemed to be “received”) during the Company’s fiscal period in which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained (irrespective of when the Incentive-Based Compensation is granted, vested or paid)3.

“Repayment Agreement” means an agreement (in a form acceptable to the Board) with the Executive Officer for the repayment of the Recoverable Amount as promptly as possible without unreasonable economic hardship to the Executive Officer.

“Restatement Date” means the earlier of (i) the date that the Board, a committee thereof, or any officers authorized to take such action if Board action is not required, concludes or reasonably could have concluded that the Company is required to prepare a Financial Restatement; or (ii) the date that a court, regulator, or other legally authorized body directs the Company to prepare a Financial Restatement.

4.	CLAWBACK PROVISIONS

●	When are the Clawback Provisions triggered?

The Clawback Provisions shall be triggered in all cases where the Company prepares a Financial Restatement.

For the avoidance of doubt, out-of-period adjustments correcting errors that are immaterial to the current period and the prior period that do not give rise to a Financial Restatement would not trigger the application of the Clawback Provisions.

●	When is an error considered “material”?

Whether an error is material or not will be determined by the Company with the oversight of the Board and the Audit Committee, based on the relevant facts and circumstances and consistent with SEC guidance for other materiality assessments4.

●	What period is covered by the Policy in the event of a Financial Restatement?

Incentive-Based Compensation Received during any of the three completed fiscal years immediately preceding the Restatement Date and any transition period (that results from a change in the Company’s fiscal year) of less than nine months within or immediately following those three completed fiscal years, is subject to clawback pursuant to this Policy.

[3]	An award that is subject to both a Financial Reporting Measure and a service vesting condition is considered received during the fiscal period when the Financial Reporting Measure is attained, even if (i) the award is paid after the fiscal period and/or (ii) the award remains subject to service vesting conditions. For performance periods that cover multiple fiscal years, the Incentive-Based Compensation is “received” on the date the performance period is completed (i.e., if a performance period covers fiscal years 2021 through 2023, the Incentive-Based Compensation is “received” in 2023).
[4]	The materiality assessment should consider, among other things, the effects of the error not only on the Company’s financial statements, but also on the footnotes to the financial statements, and should include evaluation of both quantitative and qualitative factors.

Codere Online	Clawback Policy	Policy ID	November 14, 2023
Legal & Compliance		Page	Page 5 of 9

How does the Company determine the amount that should be recovered from its Executive Officers?

The amount of Incentive-Based Compensation to be recovered by the Company (the “Recoverable Amount”) shall be determined by the Board, in consultation with external counsel or other advisors where applicable, by calculating the amount of Incentive-Based Compensation that exceeds the amount of Incentive-Based Compensation that otherwise would have been Received had such Incentive-Based Compensation been determined based on the restated financial information. Further detail regarding the calculation of the Recoverable Amount is set forth below in this section with respect to various types of Incentive-Based Compensation.

The Recoverable Amount will be calculated on a pre-tax basis to ensure that the Company recovers the appropriate amount of Incentive-Based Compensation that was erroneously awarded, and the Company shall not pay any consideration to the Executive Officers in exchange of receiving such Recoverable Amount.

The Company shall not indemnify any Executive Officer against any Recoverable Amount or otherwise in connection with any loss (including tax losses) resulting from any erroneously awarded Incentive-Based Compensation subject to this Policy and shall not pay, or reimburse any Executive Officer for premiums, for any insurance policy to fund such Executive Officer’s potential recovery obligations.

Cash Awards: with respect to cash awards, the Recoverable Amount is the difference between the amount of the cash award (whether payable as a lump sum or over time) that was Received and the amount that should have been received applying the restated Financial Reporting Measure after a Financial Restatement.

Cash Awards Paid from Bonus Pools: with respect to cash awards paid from bonus pools, the Recoverable Amount is the pro rata portion of any deficiency that results from the aggregate bonus pool that is reduced based on applying the restated Financial Reporting Measure after a Financial Restatement.

Equity Awards: With respect to equity awards, if the shares, options or SARs are still held at the time of recovery, the Recoverable Amount is the number of such securities Received in excess of the number that should have been received applying the restated Financial Reporting Measure (or the value in excess of that number). If the options or SARs have been exercised, but the underlying shares have not been sold, the Recoverable Amount is the number of shares underlying the excess options or SARs (or the value thereof). If the underlying shares have already been sold, then the Board shall determine the amount which it most reasonably estimates as the Recoverable Amount. If shares have been directly received as equity awards but have been sold at the time of recovery, then the Board shall determine the amount which it most reasonably estimates as the Recoverable Amount.

Codere Online	Clawback Policy	Policy ID	November 14, 2023
Legal & Compliance		Page	Page 6 of 9

Compensation Based on Stock Price or TSR: For Incentive-Based Compensation based on (or derived from) stock price or TSR, where the Recoverable Amount is not subject to mathematical recalculation directly from the information in the applicable Financial Restatement, the amount shall be determined by the Board based on a reasonable estimate of the effect of the Financial Restatement on the stock price or TSR upon which the Incentive-Based Compensation was Received (in which case, the Board shall maintain documentation of such determination of that reasonable estimate and provide such documentation to Nasdaq in accordance with applicable listing standards).

●	Exceptions to the application of the Clawback Provisions

The Company must recover, in accordance with this Policy, from Executive Officers, Incentive-Based Compensation erroneously Received, except under the following limited circumstances (and in each case provided that a majority of the independent directors serving on the Board has made a determination that such recovery would be impracticable):

(i)	the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered[5];

(ii)	recovery would violate home country law where that law was adopted prior to November 28, 2022[6]; or

(iii)	recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

5.	ADMINISTRATION

●	Responsibility: The Board shall oversee the implementation and administration of this Policy.

●	Recovery process: The Board shall initiate the recovery process by providing written notice to the affected Executive Officers within a reasonably prompt period after the Restatement Date and a demand for repayment or return, as applicable. The recovery shall occur within a reasonably prompt timeframe after the Board’s determination of the Recoverable Amounts, subject to any legal or regulatory requirements.

[5]	Before concluding that it would be impracticable based on the expense of enforcement, the Company must make a reasonable attempt to recover such Recoverable Amounts, document such reasonable attempt(s) to recover, and provide that documentation to Nasdaq.
[6]	Before concluding that it would be impracticable based on violation of home country law, the Company must obtain an opinion of home country counsel, acceptable to Nasdaq, that recovery would result in such a violation, and must provide such opinion to Nasdaq.

Codere Online	Clawback Policy	Policy ID	November 14, 2023
Legal & Compliance		Page	Page 7 of 9

●	Method of recovery: Once the Board has determined the Recoverable Amount recoverable from the applicable Executive Officers, the Board shall take all necessary actions to recover the Recoverable Amount. Unless otherwise determined by the Board, the Board shall pursue the recovery of the Recoverable Amount in accordance with the below, or use any other method deemed appropriate by the Board, subject to compliance with applicable law and regulation (including Nasdaq rules). The Board shall have broad discretion to determine the appropriate means of recovery of erroneously awarded Incentive-Based Compensation based on all applicable facts and circumstances and taking into account the time value of money and the cost to shareholders of delaying recovery. However, in no event may the Company accept an amount that is less than the Recoverable Amount in satisfaction of an Executive Officer’s obligations hereunder.

○	Cash Awards: With respect to cash awards, the Board shall either (i) require the Executive Officer to repay the Recoverable Amount in a lump sum in cash (or such property as the Board agrees to accept with a value equal to such Recoverable Amount) reasonably promptly following the Restatement Date or (ii) if approved by the Board, offer to enter into a Repayment Agreement. If the Executive Officer accepts such offer and signs the Repayment Agreement within a reasonable time as determined by the Board, the Company shall countersign such Repayment Agreement.

○	Unvested Equity Awards: With respect to those equity awards that have not yet vested, the Board shall take all necessary action to cancel, or otherwise cause to be forfeited, the awards in the amount of the Recoverable Amount.

○	Vested Equity Awards: With respect to those equity awards that have vested and the underlying shares have not been sold, the Board shall take all necessary action to cause the Executive Officer to deliver and surrender the underlying shares in the amount of the Recoverable Amount. In the event that the Executive Officer has sold the underlying shares, the Board shall either (i) require the Executive Officer to repay the Recoverable Amount in a lump sum in cash (or such property as the Board agrees to accept with a value equal to such Recoverable Amount) reasonably promptly following the Restatement Date or (ii) if approved by the Board, offer to enter into a Repayment Agreement. If the Executive Officer accepts such offer and signs the Repayment Agreement within a reasonable time as determined by the Board, the Company shall countersign such Repayment Agreement.

Codere Online	Clawback Policy	Policy ID	November 14, 2023
Legal & Compliance		Page	Page 8 of 9

●	Violations and disciplinary actions: Any Executive Officer who refuses or fails to comply with the recovery obligations outlined in this Policy may be subject to disciplinary actions, including termination of employment or legal action, as determined by the Board. The Company shall take all actions reasonable and appropriate to recover the Recoverable Amount from the Executive Officer.

6.	COMPLIANCE AND REPORTING

●	Annual Disclosure: The Company shall disclose information regarding the operation of this Policy in its annual report or any other required regulatory filings.

●	Regulatory Reporting: The Company shall promptly report any recovery actions to the SEC and Nasdaq, in accordance with their respective rules and regulations.

●	Recordkeeping: The Company shall maintain accurate records of the recovery actions taken, including the names of affected Executive Officers, recovery amounts, and the dates of recovery.

7.	EFFECTIVENESS, AMENDMENT AND REVIEW

This Policy was approved by the Board on November 14, 2023 and will be applicable as of that date and apply to any Incentive-Based Compensation Received by any Executive Officer on or after that date.

The provisions of this Policy are intended to be applied to the fullest extent of the law; provided however, to the extent that any provisions of this Policy are found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted, and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law.

The Board may require that any employment agreement, equity award agreement or any other agreement entered into on or after the date of adoption of this Policy, as a condition to the grant of any benefit thereunder, require an Executive Officer to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other rights under applicable law, regulation or rule or pursuant to any similar policy in any employment agreement, equity plan, equity award agreement or similar arrangement and any other legal remedies available to the Company. However, this Policy shall not provide for recovery of Incentive-Based Compensation that the Company has already recovered pursuant to Section 304 of the Sarbanes-Oxley Act or other recovery obligations.

The Board reserves the right to amend this Policy as necessary to comply with changes in SEC regulations, Nasdaq listing standards, or any other applicable laws or regulations.

The Board shall periodically review the effectiveness of this Policy and implement any necessary modifications.

Codere Online	Clawback Policy	Policy ID	November 14, 2023
Legal & Compliance		Page	Page 9 of 9

Exhibit A

ACKNOWLEDGEMENT AND AGREEMENT

TO THE

CLAWBACK POLICY

OF

CODERE ONLINE LUXEMBOURG, S.A.

By signing below, the undersigned acknowledges and confirms that the undersigned has received and reviewed a copy of Company’s Clawback Policy (the “Policy”). Capitalized terms used but not otherwise defined in this Acknowledgement Form (this “Acknowledgement Form”) shall have the meanings ascribed to such terms in the Policy.

By signing this Acknowledgement Form, the undersigned acknowledges and agrees that the undersigned is and will continue to be subject to the Policy and that the Policy will apply both during and after the undersigned’s employment, service or relationship with the Company. Further, by signing below, the undersigned agrees to abide by the terms of the Policy, including, without limitation, by returning any Recoverable Amount (as defined in the Policy) to the Company to the extent required by, and in a manner permitted by, the Policy.

Signature

Name

Date